[redacted]

SECURI MISSION

04015024

PROCESSED MAR 3 1 2004 THOMSON FINANCIAL

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 053363 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Daroth Capital Advisors LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 3rd Avenue
(No. and Street)

New York, (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter H. Rothschild 212-687-2500
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berenson LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street, (Address) New York, (City) NY (State) 10020 (Zip Code)

RECEIVED MAR 0 3 2004

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Peter H. Rothschild, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Daroth Capital Advisors LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

______________________________
Signature

Managing Partner
Title

______________________________
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# DAROTH CAPITAL ADVISORS LLC

# STATEMENT OF FINANCIAL CONDITION

# DECEMBER 31, 2003

DAROTH CAPITAL ADVISORS LLC

TABLE OF CONTENTS

YEAR ENDED DECEMBER 31, 2003


| | Page |
|---|---|
| Independent Auditors' Report | 1 |
| Statement of Financial Condition | 2 |
| Notes to Financial Statement | 3-4 |

INDEPENDENT AUDITORS' REPORT

Member
Daroth Capital Advisors LLC
New York, NY

We have audited the accompanying statement of financial condition of Daroth Capital Advisors LLC as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Daroth Capital Advisors LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Berenson LLP

New York, NY
January 21, 2004

# DAROTH CAPITAL ADVISORS LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2003

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $158,783 |
| Prepaid expenses and other assets | 312 |
| | $159,095 |

### LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Accrued expenses and other liabilities | $ 13,053 |
| Member's equity | 146,042 |
| | $159,095 |

The accompanying notes are an integral part of the financial statement.

DAROTH CAPITAL ADVISORS LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2003

1. Nature of business:

Daroth Capital Advisors LLC was organized on March 1, 2002, under the limited liability company laws of the State of Delaware. The Company, located in New York City, is engaged in the activities of a broker/dealer including providing certain corporate financial advisory services. The Company is a member of the National Association of Securities Dealers (NASD).

2. Significant accounting policies:

a. Cash and cash equivalents:

The Company maintains its cash account in one commercial bank. The balance in this bank is insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2003, the Company's uninsured cash balance was approximately $59,000. The Company considers all short-term investments, with an original maturity of three months or less, to be cash equivalents.

b. Income taxes:

No provision for federal, state and local income taxes has been made in the accompanying financial statements. Members are taxed individually on their pro rata share of company earnings.

c. Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

DAROTH CAPITAL ADVISORS LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2003

3. Related party transactions:

a. During the year ended December 31, 2003, the Company paid administrative fees of $43,016 to its member, pursuant to the administrative services agreement which management believes reflects the Company's allocation of its share of common costs.

Included in accrued expenses as other current liabilities as of December 31, 2003 are amounts due to the Company's sole member totaling $5,194.

b. During the year ended December 31, 2003, a related party paid certain expenses on behalf of the Company. Included in accrued expenses and other current liabilities as of December 31, 2003 are amounts due to this related party totaling $1,760.

4. Net capital requirements:

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission's Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day but, as of December 31, 2003, the Company had net capital of $145,730, which exceeded requirements by $140,730.